UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 6.2% increase in September 2019 passenger traffic

•	The Monterrey (+2.9%), Ciudad Juarez (+14.3%), and Culiacan (+8.7%) airports contributed most to traffic growth

Monterrey, Mexico, October 7, 2019—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 6.2% in September 2019, as compared to September 2018. Domestic traffic increased 5.9%, and international traffic increased 8.8%.

Total Passengers*

	Sep-2018	Sep-2019	Change %	Jan - Sep 2018	Jan - Sep 2019	Change %
Domestic	1,514,441	1,604,149	5.9	14,124,126	15,165,291	7.4
International	167,036	181,800	8.8	1,911,139	2,051,267	7.3
OMA Total	1,681,477	1,785,949	6.2	16,035,265	17,216,558	7.4
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During September 2019, domestic traffic increased in twelve of our airports, with the largest increases in:

•	Monterrey (+2.4%) as a result of increased traffic on the Tijuana, Mazatlán and Toluca routes.
•	Ciudad Juarez (+14.1%) benefitted from increased traffic on the Mexico City and Bajío routes.
•	Culiacan (+8.5%), due to increased traffic on the Mexico City and Tijuana routes, and
•	Mazatlán (+18.9%) due to increased traffic on the Tijuana and Monterrey routes.

International traffic grew in nine of our airports in September, with the largest increases in Monterrey (+7.1%), as a result of increases in the number of passengers on the Las Vegas and Houston routes; and Durango (+70.2%), due to increased traffic on the Dallas route.

Of total passenger traffic, 99.4% was commercial, and 0.6% was general aviation.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

Total Passengers*

	Sep-2018	Sep-2019	Change %	Jan - Sep 2018	Jan - Sep 2019	Change %
Acapulco	54,038	56,396	4.4	563,053	654,608	16.3
Ciudad Juárez	109,594	125,265	14.3	1,012,135	1,194,666	18.0
Culiacán	170,065	184,845	8.7	1,680,334	1,830,648	8.9
Chihuahua	131,588	140,166	6.5	1,163,604	1,262,398	8.5
Durango	32,301	44,345	37.3	312,040	376,825	20.8
Mazatlán	66,191	77,080	16.5	770,929	841,705	9.2
Monterrey	864,256	889,566	2.9	7,969,246	8,317,837	4.4
Reynosa	35,879	36,007	0.4	346,951	361,703	4.3
San Luis Potosí	50,128	49,418	(1.4)	468,780	471,043	0.5
Tampico	57,608	57,475	(0.2)	551,822	554,146	0.4
Torreón	55,265	57,829	4.6	504,254	526,566	4.4
Zacatecas	29,222	39,190	34.1	261,960	351,059	34.0
Zihuatanejo	25,342	28,367	11.9	430,157	473,354	10.0
OMA Total	1,681,477	1,785,949	6.2	16,035,265	17,216,558	7.4

Domestic Passengers*

	Sep-2018	Sep-2019	Change %	Jan - Sep 2018	Jan - Sep 2019	Change %
Acapulco	52,220	54,749	4.8	514,007	604,718	17.6
Ciudad Juárez	109,293	124,689	14.1	1,008,835	1,190,043	18.0
Culiacán	167,807	182,030	8.5	1,658,251	1,802,833	8.7
Chihuahua	121,113	128,689	6.3	1,072,508	1,161,866	8.3
Durango	27,535	36,234	31.6	269,791	309,417	14.7
Mazatlán	58,317	69,356	18.9	549,227	612,566	11.5
Monterrey	760,737	778,704	2.4	6,984,776	7,267,397	4.0
Reynosa	35,508	35,721	0.6	344,240	358,916	4.3
San Luis Potosí	37,077	35,784	(3.5)	337,464	329,282	(2.4)
Tampico	53,423	53,429	0.0	512,339	512,870	0.1
Torreón	50,613	52,356	3.4	459,904	472,887	2.8
Zacatecas	18,575	27,558	48.4	158,424	241,662	52.5
Zihuatanejo	22,223	24,850	11.8	254,360	300,834	18.3
OMA Total	1,514,441	1,604,149	5.9	14,124,126	15,165,291	7.4

International Passengers*

	Sep-2018	Sep-2019	Change %	Jan - Sep 2018	Jan - Sep 2019	Change %
Acapulco	1,818	1,647	(9.4)	49,046	49,890	1.7
Ciudad Juárez	301	576	91.4	3,300	4,623	40.1
Culiacán	2,258	2,815	24.7	22,083	27,815	26.0
Chihuahua	10,475	11,477	9.6	91,096	100,532	10.4
Durango	4,766	8,111	70.2	42,249	67,408	59.5
Mazatlán	7,874	7,724	(1.9)	221,702	229,139	3.4
Monterrey	103,519	110,862	7.1	984,470	1,050,440	6.7
Reynosa	371	286	(22.9)	2,711	2,787	2.8
San Luis Potosí	13,051	13,634	4.5	131,316	141,761	8.0
Tampico	4,185	4,046	(3.3)	39,483	41,276	4.5
Torreón	4,652	5,473	17.6	44,350	53,679	21.0
Zacatecas	10,647	11,632	9.3	103,536	109,397	5.7
Zihuatanejo	3,119	3,517	12.8	175,797	172,520	(1.9)
OMA Total	167,036	181,800	8.8	1,911,139	2,051,267	7.3

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero
●	Twitter http://twitter.com/OMAeropuertos
●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated October 7, 2019